Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on September 13, 2026. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person. Please attend the Extraordinary General Meeting of Shareholders to be held on September 15, 2026, at 10:00 a.m. Singapore Time (September 14, 2026, at 10:00 p.m. Eastern Time), at 31 Jurong Port Road #02-20 Jurong Logistics Hub, Singapore 619115. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Of Shareholders - SMJ International Holdings Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. FOR AGAINST ABSTAIN Proposal One - Adoption of Second Amended and Restated Memorandum and Articles of Association It is resolved, as a special resolution, that the Company adopt the second amended and restated memorandum and articles of association of the Company (the “Amended MAA”) in the form annexed in replacement of the amended and restated memorandum and articles of association of the Company as adopted on 23 April 2025 to reflect, amongst others, the removal of the vacation of office by a director and the death of an existing holder of Class B Ordinary Shares as a trigger event for the automatic conversion of shares from Class B Ordinary Shares to Class A Ordinary Shares, the lower threshold for ordinary resolutions in writing to be signed by members holding not less than two-thirds of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (instead of all members), deletion of provisions relating to voting conducted via show of hands, and certain clean up changes. Proposal Two - Board Authorisation It is resolved, as an ordinary resolution, that the board of directors be and is hereby authorised to do all other acts and things as the board of directors considers necessary or desirable in connection with the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

SMJ INTERNATIONAL HOLDINGS INC. Extraordinary General Meeting Of Shareholders September 15, 2026, at 10:00 a.m. Singapore Time (September 14, 2026, at 10:00 p.m. Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of SMJ INTERNATIONAL HOLDINGS INC., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of the Extraordinary General Meeting (the “Meeting”) and the Proxy Statement, each dated [ ], and hereby appoints (insert name of proxyholder) of (insert address of proxyholder) and, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on September 15, 2026, at 10:00 a.m., Singapore Time (September 14, 2026, at 10:00 p.m. Eastern Time), at 31 Jurong Port Road #02-20 Jurong Logistics Hub, Singapore 619115, or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy if no specification is made and/or upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted in the discretion of the appointed proxy. If the chairman of the Meeting is appointed, this proxy will be voted “FOR” Proposals No. 1–2 and in the discretion of the chairman with respect to such other business as may properly come before the meeting. Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by SMJ International Holdings Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: (Continued and to be signed on Reverse Side)